# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aditxt, Inc., CIK 0001726711
CUSIP: 007025869
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 737 N. FIFTH STREET, SUITE 200, RICHMOND, Virginia (VA), 23219
Date of event which requires filing of this statement: 06/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002141355

## Reporting persons
- Hester Jonathan Edward: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 81,592; shared voting power 0; sole dispositive power 81,592; shared dispositive power 0; aggregate amount beneficially owned 81,592 (9.9% of the class)
  Comment: "The reporting person beneficially owns 81,592 shares, representing approximately 9.9999% of the issuer's outstanding common stock. This position is reported as 9.9% on the cover page and within Item 4 solely to accommodate the single-decimal rounding constraints of the EDGAR electronic filing system."

## Item 1. Issuer
Name of issuer: Aditxt, Inc.
Address of issuer's principal executive offices: 737 N. FIFTH STREET, SUITE 200, RICHMOND, VIRGINIA, 23219.

## Item 2. Person Filing
Name of person filing: Jonathan Edward Hester
Address of principal business office or, if none, residence:
490 Post St
Ste 500 #2423
San Francisco, CA 94102
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 81592
Percent of class: 9.9
Sole power to vote or to direct the vote: 81592
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 81592
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hester Jonathan Edward: /s/ Jonathan Edward Hester, Individual (06/22/2026)